           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4


                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                          For the month of July 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKI-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or form 40-F.

                          Form 20-F X       Form 40-F
                                    -

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing under the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes ___           No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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                                       2

NOTICE OF ACQUISITION OF TREAUSRY SHARES TO BE MADE ON JULY 13, 1999:

        On July 13, 1999 the registrant plans to buy back its own shares, to be held in treasury, in an open-market transaction. Enclosed is the English translation of a press release filed in Japan today relating thereto.

                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                           CORPORATION



                                        By   /s/ KAZUTO TSUBOUCHI
                                           -------------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Department IV


Date:  July 12, 1999
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                                        NTT

                                        NIPPON TELEGRAPH AND TELEPHONE   [LOGO]
                                        CORPORATION
                                        ---------------------------------------

NEWS RELEASE
-------------------------------------------------------------------------------

                                        Press Relations
                                        Telephone 03-5205-5550
                                        2-2 Otemachi 2-Chome Chiyoda-ku
                                        Tokyo  100-0004 Japan

FOR IMMEDIATE RELEASE                                           July 12, 1999



                        Acquisition of Treasury Shares



NTT announces that it has reached the following decision regarding the method of acquisition of treasury shares pursuant to the provisions of Article 212-2 (distribution of profits) of the Commercial Code.

The buy order shall be placed on the Tokyo Stock Exchange's ToSTNeT-2 (closing-price transaction) at 8:45 a.m. on July 13, 1999 to be executed at today's closing price of (Yen) 1,500,000. (No changes will be made in other trading arrangements or trading times.) This buy order shall be restricted to the above-mentioned trading time.

1. Type of Shares to Be Acquired: NTT par-value common stock
2. Number of Shares to Be Purchased: 80,000
        (Note: No change shall be made in the number of shares scheduled for acquisition. However, due to market developments or other factors, some or all of the shares may remain unacquired.)
3. Announcement of Results of Acquisition: The results of the acquisition shall be announced after completion of the trade at 8:45 a.m. on July 13, 1999.



                                     # # #



For further information, please contact:

        Kenya Nakatsuka
        Press Relations
        Nippon Telegraph and Telephone Corporation
        Telephone: (03) 5205-5550
        E-mail: k.nakatsuka@hco.ntt.co.jp